UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Goodwolf Feeding Company

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Oregon

> *Date of organization*
> October 11, 2016

Physical address of issuer
7715 NE 33rd Drive, Suite D in Portland, Oregon 97211

Website of issuer
www.drinkgoodwolf.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
June 22, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$73,896.97	$59,090.72
Cash & Cash Equivalents	$21,022.44	$37,650.96
Accounts Receivable	$21,737.53	$8,655.76
Short-term Debt	$52,357.26	$6,114.05
Long-term Debt	$81,977.58	$64,807.98
Revenues/Sales	$156,079.43	$87,848.32
Cost of Goods Sold	$91,088.24	$59,228.61
Taxes Paid	$218.14	$250.00
Net Income	-$22,886.98	$687.61

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 15, 2020

FORM C/A

Up to $107,000.00

Goodwolf Feeding Company



Explanatory Note

Goodwolf Feeding Company (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on March 20, 2020. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Goodwolf Feeding Company, a Oregon Corporation ("Goodwolf" or the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "P urchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [(1)(2)]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.drinkgoodwolf.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one

annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 15, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A. AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.drinkgoodwolf.com.

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the

Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Goodwolf Feeding Company (the "Company") is an Oregon corporation, formed on October 11, 2016. The Company is currently also conducting business under the name of Goodwolf Water Kefir.

The Company is located at 7715 NE 33rd Drive, Suite D in Portland, Oregon 97211.

The Company's website is www.drinkgoodwolf.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Goodwolf Water Kefir produces a sparkling probiotic ready-to-drink beverage. The Company sells its beverages to retailers via distributors, as well as directly to retailers.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note Crowd Note	$107,000 Principal Amount
Total Crowd Note Crowd Note outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 22, 2020
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a S-corporation in the state of Oregon in 2016 and re-organized as a C-corporation in 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire provide raw materials and basic ingredients do not provide items which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Keenan Smith who is the Founder and CEO of the Company. The Company has or intends to enter into employment agreements with Keenan Smith although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Keenan Smith or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, caps, labels, kegs, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.

In the United States we sell our products to independent distributors for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;

- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic.
We rely on independent certification of our organic products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of organic products as such. Our products could lose their organic certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our organic certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of this independent certification, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act of 1933, as amended (the "Securities Act"), or other securities laws will be effected. Limitations on the transfer of the Crowd Note Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration

of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With

respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Goodwolf Feeding Company produces a sparkling probiotic ready-to-drink beverage. The Company sells this beverage to retailers via distributors, as well as directly to retailers.

Business Plan

Goodwolf Feeding Company's flagship product is Goodwolf Water Kefir. The Company is making a unique and trendy sparkling probiotic drink that is traditionally fermented and flavored with organic cold-pressed juice. Goodwolf has developed a product that bridges two popular categories, kombucha and sparkling water. The Company's founder has worked in the natural food industry for two decades and plans on leveraging that experience in producing our beverages. The Company plans to launch its fifth flavor, Habanero Fire, soon and has a sixth flavor in its product pipeline. Goodwolf also continues to work on exclusive and seasonal keg varieties.

Goodwolf bottles Goodwolf Water Kefir in 12oz glass bottles with a twist off crown. Each crown has a positive message printed on the bottom. Its labels are unique and minimal, seeking to stand out over various competing label designs on the shelf.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ginger Lemon Water Kefir	Organic sparkling water kefir with cold-pressed ginger, lemon and lime juice.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Coconut Lime Water Kefir	Organic sparkling water kefir with cold-pressed lime and organic coconut water.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Hibiscus Bloom	Organic sparkling water kefir with cold-pressed lemon, hibiscus, rose, lavender and other organic herbs.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.
Turmeric Gold	Organic sparkling water kefir with cold-pressed lemon, organic turmeric, ginger, lemon and lime.	We sell to two large natural products distributors. They distribute to key accounts that sell to health conscious consumers. We also sell directly to retailers.

The Company is planning to launch its fifth flavor, Habanero Fire, soon and has a sixth flavor in its product pipeline. Goodwolf continues to work on exclusive and seasonal keg varieties.

Goodwolf works with UNFI and KeHE, two of the largest natural products distributors in the US. It also has a network of smaller DSD and independent distributors. The Company ships nationally through a partnership with AzureStandard.com who ships from coast to coast.

Competition

The Company's primary competitors are Kevita, Water Kefir People, Driftwest, Lifeway Foods.

Customer Base

Goodwolf's retail customer base includes natural and conventional markets, as well as direct sales to corporate accounts. Our target consumers is between the ages of 16-45, middle class, and health conscious.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88111005	Sparkling soda beverage	GOODWOLF	September 2, 2018	April 16, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Manufacturing	FDA	Organic	August 1, 2019	September 30, 2020

We receive regular inspections and certification from the ODA (Oregon Dept of Agriculture) as well as USDA for organic certification. The Company is also subject to various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7715 NE 33rd Drive, Suite D in Portland, Oregon 97211.

The Company conducts business in Hawaii, Ohio, California, Washington.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$5,350
Campaign marketing expenses or related reimbursement	4.00%	$1,000	3.88%	$4,150
General Marketing	12.00%	$3,000	28.04%	$30,000
Research and Development	2.00%	$500	1.87%	$2,000
Equipment Purchases	16.00%	$4,000	23.36%	$25,000
General Working Capital	41.00%	$10,250	37.85%	$40,500
Slotting - New Account Cost of Entry	20.00%	$5,000	0.00%	$0.00
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If we need to move to co-packing, for example, we may reallocate funds. .

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, or managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joseph Keenan Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO – October 2016 - present
- Manages all aspects of operations at Goodwolf, including presentations, planning and even production.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Goodwolf
CEO – October 2016 - present
- Manages all aspects of operations at Goodwolf, including presentations, planning and even production.

Moonshot Industries DBA Humble & Fierce
Owner – March 2017 - July 2018
- Responsible for building and maintaining distributor, retailer and broker relationships; including promotional planning and execution, sales presentations and category review management. Other responsibilities included analyzing sales data and building strategies for growth.

Yin Yang Naturals
Senior Territory Manager – June 2012 - March 2017
- Pioneered the Pacific Northwest region as a natural products broker, creating and maintaining relationships with retailers, distributors and vendors. Responsibilities included brand management, presentations and merchandising.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,000,000
Amount Authorized	100,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has currently reserved 1% of all authorized Common Stock of the Company under an equity incentive plan option pool for its employees. There are currently 1,000,000 shares of equity incentives outstanding.

Type of security	Convertible Notes
Amount outstanding	$81,200 Principal Amount
Interest and Payment Schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest will automatically convert into shares of Company common stock with a 15% discount, at a conversion price per share equal to a valuation of $1 million divided by the fully-diluted capitalization.
Maturity date	December 2022-2023
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $500,000 (a "Qualified Financing"), the Notes will automatically convert into the equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to 85% of the Qualified Financing equity price per share, except that, at the option of the issuer, the liquidation preference of the Conversion Shares may equal the Conversion price.
Other material terms	Upon a sale of the Company or other "Sale of the Company," the Note holders will be paid an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	US Bank
Amount outstanding	$20,344.77
Interest rate and payment schedule	11.25% (Variable)
Amortization schedule	$1,016.44 per month
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Chase
Amount outstanding	$25,693.13
Interest rate and payment schedule	23% (Variable)
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Capital One
Amount outstanding	$9,874.00
Interest rate and payment schedule	22.74% (Variable)
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Loans
Name of creditor	Kabbage
Amount outstanding	$7,809.00
Interest rate and payment schedule	34.25%
Amortization schedule	Monthly
Describe any collateral or security	All of the Company's property and assets
Maturity date	Six Month Terms
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Citi
Amount outstanding	$7,163.00
Interest rate and payment schedule	0% until 11/22/20 then 24%
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	**Number Sold**	**Money Raised**	**Use of Proceeds**	**Offering Date**	**Exemption from Registration Used or Public Offering**
Convertible Notes	4	$81,200.00	Build out kitchen, rebrand, equipment and operating capital	December 11, 2018	Rule 4(a)(2)

Ownership

A majority of the Company is owned by Joseph Keenan Smith.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Joseph Keenan Smith	90.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$6,509.00	$0.00	$0.00

Operations

The Company anticipates that this Offering will allow it to operate and grow into Q4 2020. Its primary challenges will be around capital, having enough funds for slotting and driving trial at shelf to gain and retain customers.

Goodwolf plans to grow by increasing SKU offerings, on-shelf promotions, and in-store product demos. The Company hopes to increase market penetration by continuing to work with its brokers while adding additional distributors. Goodwolf hopes to decrease cost of goods sold and overhead per case by increasing production rates and upgrading equipment and production processes.

Liquidity and Capital Resources

The proceeds from this raise will help the Company to continue working with its broker network, expand distribution into other regions, increase its marketing and brand awareness, attend Expo East Natural tradeshow in September 2020 and increase its raw material purchases in an effort to lower costs.

The Company has the following sources of capital in addition to the proceeds from the Offering: Revenues from current operations, lines of credit and bank loans, as listed in the *Capitalization and Ownership* section.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Note for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 22, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the

Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 100,000,000 shares of common stock, with no par value per share, of which 5,000,000 common shares will be issued and outstanding.

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$1,000,000.00 ($1 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes into the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:
i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or

for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Shares by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
   iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)

May 15, 2020
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)

May 15, 2020
(Date)

I, Joseph Keenan Smith, being the founder of Goodwolf Feeding Company, Inc., a corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and 2018, and the related noted to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)
 May 15, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

Goodwolf Feeding Co.
Profit and Loss
January - December 2018

	Total
Income	
Event Income	391.37
Sales of Product Income	92,013.95
Discounts & Chargebacks	-4,557.00
Total Sales of Product Income	$ 87,456.95
Total Income	$ 87,848.32
Cost of Goods Sold	
Ingredients - COGS	12,716.51
Merchant Service Fees - COS	41.64
Operation & Production Labor - COGS	6,121.87
Packaging - COGS	27,861.38
Production Supplies & Consumables - COGS	6,368.11
Shipping - COGS	6,119.10
Total Cost of Goods Sold	$ 59,228.61
Gross Profit	$ 28,619.71
Expenses	
Advertising & Marketing	
Printing & Stationary	1,198.83
Promotional	473.46
Schwag	423.43
Website & Social Media	423.48
Total Advertising & Marketing	$ 2,519.20
Auto	
Fuel	1,112.02
Parking & Tolls	173.29
Total Auto	$ 1,285.31
Bank Charges & Fees	199.16
Business Licenses & Permits	335.00
Charitable Contributions	178.40
Dues, Software & Subscriptions	504.02
Insurance	
Liability	299.00
Total Insurance	$ 299.00
Interest Paid	6,690.46
Local & State Taxes	250.00
Meals & Meetings	3,055.31
Rent or Lease	7,292.24
Repairs & Maintenance	
Building	181.00
Total Repairs & Maintenance	$ 181.00
Research & Development	146.39
Subcontractors	1,185.66
Accountting & Bookkeeping	37.50
Admin	410.00
Legal	474.00
Total Subcontractors	$ 2,107.16
Supplies	
Event	397.80
Office	533.03
Total Supplies	$ 930.83
Travel	
Airfare & Transit	1,021.09
Lodging	932.95
Total Travel	$ 1,954.04
Total Expenses	$ 27,927.52
Net Operating Income	$ 692.19
Other Expenses	
Miscellaneous Expenses	0.00
Reconciliation Discrepancies	4.58
Total Other Expenses	$ 4.58
Net Other Income	-$ 4.58
Net Income	$ 687.61

Goodwolf Feeding Co.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking_US Bank_0399	37,650.96
Petty Cash	0.00
Total Bank Accounts	**$37,650.96**
Accounts Receivable	
Accounts Receivable (A/R)	8,655.76
Total Accounts Receivable	**$8,655.76**
Other Current Assets	
Inventory	12,784.00
Undeposited Funds	0.00
Total Other Current Assets	**$12,784.00**
Total Current Assets	**$59,090.72**
TOTAL ASSETS	**$59,090.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CC_Capital One_Spark_3629	214.52
CC_Chase_Biz Ink_0861	5,899.53
Total Credit Cards	**$6,114.05**
Total Current Liabilities	**$6,114.05**
Long-Term Liabilities	
Loan_Shara Barkovich_Equity Investment	50,000.00
LOC_US Bank_SBA_1706	14,807.98
Total Long-Term Liabilities	**$64,807.98**
Total Liabilities	**$70,922.03**
Equity	
Owner Contribution	9,789.97
Owner Distribution	-15,784.89
Owner Equity Buy Out	-2,000.00
Retained Earnings	-4,524.00
Net Income	687.61
Total Equity	**$ -11,831.31**
TOTAL LIABILITIES AND EQUITY	**$59,090.72**

Goodwolf Feeding Co.
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		687.61
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-8,655.76
Inventory		-12,784.00
CC_Capital One_Spark_3629		214.52
CC_Chase_Biz Ink_0861		5,899.53
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	15,325.71
Net cash provided by operating activities	-$	14,638.10
FINANCING ACTIVITIES		
Loan_Shara Barkovich_Equity Investment		50,000.00
LOC_US Bank_SBA_1706		14,807.98
Owner Contribution		741.97
Owner Distribution		-15,784.89
Owner Equity Buy Out		-2,000.00
Retained Earnings		-741.97
Net cash provided by financing activities	$	47,023.09
Net cash increase for period	$	32,384.99
Cash at beginning of period		5,265.97
Cash at end of period	$	37,650.96

GOODWOLF FEEDING COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDING DECEMBER 31, 2018

	Common Stock		Additional Paid in Capital	Capital Distributed	Retained Earnings	Total Stockholder's Equity
	Number	Amount				
Balance at December 31, 2017	10,000	$ -	$ 9,789.97	$ -	$ (4,524.00)	$ 5,265.97
Owner Distribution				(17,784.89)		(17,784.89)
Net Income					(7,968.15)	(7,968.15)
Balance at December 31, 2018	10,000	$ -	$ 9,789.97	$ (17,784.89)	$ (12,492.15)	$ (20,487.07)

The statement of changes in shareholder equity were prepared for informational purposes only by William Keller CPA. The financial statements were prepared by the management of Goodwolf Feeding Company. This statement and the financial statements are the responsibility of the management of Goodwolf Feeding Company. They have not been compiled, reviewed or audited by William Keller CPA.

Goodwolf Feeding Co.
Profit and Loss
January - December 2019

	Total
Income	
Event Income	140.04
Rental Income	2,434.00
Sales of Product Income	166,865.32
Discounts & Chargebacks	-13,359.93
Total Sales of Product Income	**$ 153,505.39**
Total Income	**$ 156,079.43**
Cost of Goods Sold	
Cost of Goods Sold	72.25
Ingredients - COGS	29,547.09
Inventory Shrinkage-1	0.00
Merchant Service Fees - COS	320.74
Operation & Production Labor - COGS	19,093.33
Packaging - COGS	32,907.12
Production Supplies & Consumables - COGS	3,848.15
Shipping - COGS	5,299.56
Total Cost of Goods Sold	**$ 91,088.24**
Gross Profit	**$ 64,991.19**
Expenses	
Advertising & Marketing	
Brand Ambassador	2,808.72
Events & Networking	1,029.56
Printing & Stationary	872.19
Promotional	757.00
Schwag	2,986.81
Website & Social Media	3,465.19
Total Advertising & Marketing	**$ 11,919.47**
Auto	
Fuel	2,704.21
Parking & Tolls	403.33
Repairs & Maintenance	639.86
Total Auto	**$ 3,747.40**
Bank Charges & Fees	340.97
Business Licenses & Permits	1,474.00
Charitable Contributions	728.22
Dues, Software & Subscriptions	2,010.82
Insurance	
Liability	866.00
Total Insurance	**$ 866.00**
Interest Paid	7,021.65
Local & State Taxes	218.14
Meals & Meetings	4,898.42
Rent or Lease	16,340.00

Goodwolf Feeding Co.
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking_Umpqua_9413	16,979.35
Checking_US Bank_0399	3,683.07
PayPal	160.00
Petty Cash	0.00
Savings_Umpqua_5977	200.02
Total Bank Accounts	$ 21,022.44
Accounts Receivable	
Accounts Receivable (A/R)	21,737.53
Total Accounts Receivable	$ 21,737.53
Other Current Assets	
Inventory	12,784.00
Inventory Asset	0.00
Undeposited Funds	3,270.66
Total Other Current Assets	$ 16,054.66
Total Current Assets	$ 58,814.63
Fixed Assets	
Leasehold Improvements	5,294.54
Machinery & Equipment	2,360.00
Total Fixed Assets	$ 7,654.54
Other Assets	
Kitchen Assets	1,935.80
Security Deposit	5,492.00
Total Other Assets	$ 7,427.80
TOTAL ASSETS	$ 73,896.97
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CC_Capital One_Spark_3629	9,884.09
CC_Chase_Biz Ink_0861	25,383.91
CC_Citi Bank	6,900.00
Total Credit Cards	$ 42,168.00
Other Current Liabilities	
Bottle Deposits	1,762.80
Loan_Kabbage	4,648.66
Loan_Penny Mahmoud	3,777.80
Total Other Current Liabilities	$ 10,189.26
Total Current Liabilities	$ 52,357.26
Long-Term Liabilities	
Loan_Danielle & Alex Gillet	7,500.00
Loan_Needham & Gersbach	7,500.00
Loan_Shara Barkovich_Equity Investment	50,000.00
LOC_US Bank_SBA_1706	16,977.58
Total Long-Term Liabilities	$ 81,977.58
Total Liabilities	$ 134,334.84
Equity	
Opening Balance Equity	200.00
Owner Contribution	15,779.97
Owner Distribution	-47,694.47
Owner Equity Buy Out	-2,000.00
Retained Earnings	-3,836.39
Net Income	-22,886.98
Total Equity	-$ 60,437.87
TOTAL LIABILITIES AND EQUITY	$ 73,896.97

Goodwolf Feeding Co.
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-22,886.98
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-13,081.77
Inventory		0.00
Inventory Asset		0.00
Kitchen Assets		-1,935.80
CC_Capital One_Spark_3629		9,669.57
CC_Chase_Biz Ink_0861		19,484.38
CC_Citi Bank		6,900.00
Bottle Deposits		1,762.80
Loan_Kabbage		4,648.66
Loan_Penny Mahmoud		3,777.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**31,225.64**
Net cash provided by operating activities	**$**	**8,338.66**
INVESTING ACTIVITIES		
Leasehold Improvements		-5,294.54
Machinery & Equipment		-2,360.00
Security Deposit		-5,492.00
Net cash provided by investing activities	**-$**	**13,146.54**
FINANCING ACTIVITIES		
Loan_Danielle & Alex Gillet		7,500.00
Loan_Needham & Gersbach		7,500.00
LOC_US Bank_SBA_1706		2,169.60
Opening Balance Equity		200.00
Owner Contribution		5,990.00
Owner Distribution		-31,909.58
Net cash provided by financing activities	**-$**	**8,549.98**
Net cash increase for period	**-$**	**13,357.86**
Cash at beginning of period		37,650.96
Cash at end of period	**$**	**24,293.10**

Cold & Space Storage		11,604.90
Total Rent or Lease	**$**	**27,944.90**
Repairs & Maintenance		
Building		174.39
Total Repairs & Maintenance	**$**	**174.39**
Research & Development		581.60
Subcontractors		500.00
Accountting & Bookkeeping		4,361.25
Legal		4,290.14
Total Subcontractors	**$**	**9,151.39**
Supplies		
Event		400.00
Office		6,174.30
Shop Consumables		488.69
Total Supplies	**$**	**7,062.99**
Travel		
Airfare & Transit		3,041.92
Lodging		887.60
Meals & Entertainment		197.06
Total Travel	**$**	**4,126.58**
Utilities		
Electric		1,814.24
Gas		964.40
Pest		480.00
Phone & Internet		1,959.95
Waste		290.87
Water		295.63
Total Utilities	**$**	**5,805.09**
Total Expenses	**$**	**88,072.03**
Net Operating Income	**-$**	**23,080.84**
Other Income		
Cash Back Rewards		193.84
Interest Income		0.02
Total Other Income	**$**	**193.86**
Other Expenses		
Inventory Shrinkage		0.00
Total Other Expenses	**$**	**0.00**
Net Other Income	**$**	**193.86**
Net Income	**-$**	**22,886.98**

GOODWOLF FEEDING COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDING DECEMBER 31, 2019

	Common Stock Number	Amount	Additional Paid in Capital	Capital Distributed	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2018	10,000	$ -	$ 9,789.97	$ (17,784.89)	$ (12,492.15)	$ (20,487.07)
Stock Split (1,000 for 1)	9,990,000	$ -				
Shareholder Distribution				(30,719.58)		$ (30,719.58)
2019 Net Income					(19,149.00)	$ (19,149.00)
Balance at December 31, 2019	10,000,000	$ -	$ 9,789.97	$ (48,504.47)	$ (31,641.15)	$ (70,355.65)

The statement of changes in shareholder equity were prepared for informational purposes only by William Keller CPA. The financial statements were prepared by the management of Goodwolf Feeding Company. This statement and the financial statements are the responsibility of the management of Goodwolf Feeding Company. They have not been compiled, reviewed or audited by William Keller CPA.

GOODWOLF FEEDING COMPANY
ACCOMPANING NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2018

NOTE 1: NATURE OF BUSINESS

Organization and Nature of Business

Goodwolf Feeding Company (dba Goodwolf Water Kefir) is an S-Corporation
incorporated in Oregon as of 10/11/2016 and is headquartered in Portland,
Oregon. The company manufactures a non-alcoholic raw probiotic bevarage.
We make revenue by selling the product to grocery stores and cafes.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The financial statements were prepared on the cash basis of accounting.
The company's fiscal year end is December 31.

Inventory

Inventory is stated at the lower of cost or market value. At December 31, 2018
the Company had not determined any impairment to the inventory.

Income Taxes

Goodwolf Feeding Company has elected to be treated as an S-Coporation and
as such does not pay federal or state income taxes at the corporate level.
The income (loss) is passed through to the shareholders and taxes paid by
 the shareholders. The Company is subject to the local City of Portland Business
License and Multnomah County Business Income Tax.

Shareholders Equity

As of January 1, 2018 the company was owned 50% to Daniel Sheller and 50% to
Joseph Smith. On August 8, 2018 Joseph Smith purchased 90% of Daniel Sheller's
stock for $2,000. This is reflected on the balance sheet as Owner Equity Buyout.
The stock ownership as of August 8, 2018 became 95% to Joseph Smith and
5% to Daniel Sheller.

The notes to the financial statements were prepared for information purposes
only by William Keller CPA. The financial statements were prepared by the management
of Goodwolf Feeding Company. The footnotes and the financial statements
are the responsibility of the management of Goodwolf Feeding Company.
They have not been compiled, reviewed or audited by William Keller CPA.

GOODWOLF FEEDING COMPANY
ACCOMPANING NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2019

NOTE 1: NATURE OF BUSINESS

Organization and Nature of Business

Goodwolf Feeding Company (dba Goodwolf Water Kefir) is an S-Corporation
incorporated in Oregon as of 10/11/2016 and is headquartered in Portland,
Oregon. The company manufactures a non-alcoholic raw probiotic bevarage.
We make revenue by selling the product to grocery stores and cafes.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The financial statements were prepared on the cash basis of accounting.
The company's fiscal year end is December 31.

Inventory

Inventory is stated at the lower of cost or market value. At December 31, 2019
the Company had not determined any impairment to the inventory.

Income Taxes

Goodwolf Feeding Company has elected to be treated as an S-Coporation and
as such does not pay federal or state income taxes at the corporate level.
The income (loss) is passed through to the shareholders and taxes paid by
 the shareholders. The Company is subject to the local City of Portland Business
License and Multnomah County Business Income Tax.

Shareholders Equity

As of December 31, 2019 the company had 100,000,000 million shares outstanding.
There were 10,000,000 shares issued as of December 31, 2019.

The notes to the financial statements were prepared for information purposes
only by William Keller CPA. The financial statements were prepared by the management
of Goodwolf Feeding Company. The footnotes and the financial statements
are the responsibility of the management of Goodwolf Feeding Company.
They have not been compiled, reviewed or audited by William Keller CPA.

EXHIBIT B
Company Summary



Company: Goodwolf Feeding Company

Market: Health-Conscious Beverages

Product: Line of organic, probiotic water kefir beverages

Company Highlights

- Currently sold in 138 locations across Oregon, Washington, Hawaii, South Carolina, Montana, Idaho, and Ohio
- Sold 67,800 units in 2019
- Has distribution agreements in place with UNFI and KeHE, two of the largest natural foods distributors in the U.S.
- Generated revenue of $156,273 in 2019, an increase of 78% over the previous year

EXECUTIVE SNAPSHOT

Founded by Keenan Smith, a natural foods industry professional with almost two decades of experience, Goodwolf Feeding Company is a Portland-based producer of bottled water kefir. Water kefir is a traditional fermented drink made from water and a symbiotic culture of bacteria and yeasts (SCOBY), which couples the probiotic nature of drinks like kombucha with the sensation of sparkling water. Currently, the company has distribution contracts with UNFI and KeHE, two of the largest distributors of natural food products in the U.S. Goodwolf's products can be found in 138 locations across Oregon, Washington, Hawaii, South Carolina, Montana, Idaho, and Ohio. With the proceeds of the raise, Goodwolf hopes to increase marketing to drive brand awareness and trials, purchase improved bottling equipment, and support operations with general working capital.






*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

$250+: Goodwolf T-Shirt + Goodwolf Hat + Stickers

$500+: Variety 4-Pack: 1 each of Bloom, Ginger, Bliss and Gold + Goodwolf T-Shirt + Goodwolf Hat + Stickers

$1,000+: Variety 6-Pack: Your choice of Bloom, Ginger, Bliss and Gold + Goodwolf T-Shirt + Goodwolf Hat + Stickers + Additional 3 pack voucher

$2,500+: Variety 8-Pack: Your choice of Bloom, Ginger, Bliss and Gold + Goodwolf T-Shirt + Goodwolf Hat + Stickers + Additional 4 pack voucher

$5,000+: Variety 12-Pack: 3 each of Bloom, Ginger, Bliss and Gold + Goodwolf T-Shirt + Goodwolf Hat + Stickers + Additional 6-pack voucher

COMPANY SUMMARY

Opportunity

According to academic research, fermentation - the process of chemical breakdown by microorganisms such as bacteria or yeast - may positively impact the nutritional value of foods. These potential benefits include improved antioxidant activity, anti-hypertensive peptides, and changes in vitamin content. Further, fermented foods and beverages, which still contain the microorganisms responsible for the fermentation, can enhance one's gut microbiome when ingested, which may have a positive effect on the brain and central nervous system.[i]

It appears that consumers have begun to acknowledge the potential health benefits of fermented foods and beverages. According to Hartman Group, 39% of consumers are adding more probiotics to their diets. Digestive health now ranks third among the most sought-after benefits from foods and drinks—just ahead of heart health, according to the International Food Information Council's 2019 Health & Nutrition Survey. Further, 58% of consumers link the microbiome to weight management, 57% associate it with energy levels, and 56% make a connection to mental well-being, according to the HealthFocus 2019 U.S. Consumer Trends Survey.[ii]

Goodwolf Feeding Company, a Portland-based producer of bottled water kefir, aims to provide the benefits of fermented beverages while providing a unique alternative to current offerings such as kombucha and milk kefir. The company's water kefir, which is created by fermenting water kefir crystals in water with the help of cane sugar and mission figs, offers a sparkling, organic, and non-dairy option for consumers seeking the sensation of sparkling water with the probiotic nature of kombucha.

Goodwolf's Origin

Keenan Smith, founder of Goodwolf, began making water kefir for his wife and daughters in his kitchen as an alternative to kombucha and sparkling water. Keenan found that the beverage could combine the probiotic



benefits of kombucha (which was too sour tasting for his family) and the refreshing taste of sparkling water. From there, Keenan began selling his water kefir as a side hustle while working as a broker in the natural foods industry before deciding to start a business in October 2016 to begin selling the product full time.





Keenan's brand, Goodwolf, is a reference to a parable in which two wolves live inside each and every person: one good, one bad. The good (which represents positive elements such as love, optimism, and overall good decisions) and the bad (which represents negative elements like harm, envy, and anger) engage in constant, eternal strife within a person. The winner of this internal fight, the parable proclaims, will be the wolf that is fed. Either wolf is fed when people make various choices, which can include economic, dietary, and personal decisions. Both wolves inevitably live, given the mix of choices people make, but Keenan envisions that his water kefir could play a small role in helping consumers "feed the Goodwolf" a little bit more.

Product

What is Water Kefir?

Water Kefir is a traditional fermented drink made from water and a symbiotic culture of bacteria and yeasts (SCOBY). Unlike kombucha, which is created by fermenting sugary black or green tea with a SCOBY, water kefir is created by soaking a SCOBY in sugar water to allow for fermentation. Water kefir SCOBYs typically take the form of water kefir crystals.





The basic preparation method for producing water kefir is to add the water kefir grains to a sugary water mixture and allow the mixture to ferment for 24 to 48 hours. During this fermentation period, fruits or other ingredients may be introduced to create new flavors of water kefir. Water kefir contains probiotics, which are believed to play an integral role in gut health. It is also believed that the fermented beverage may contain cancer fighting and immune boosting properties.[iii] The pictures below show water kefir during the fermentation process (left) and the finished product (right).





Goodwolf Water Kefir

Goodwolf has created a line of probiotic, naturally sparkling water kefir beverages. The base for these beverages consists of the traditional ingredients of water and kefir crystals, which the company then ferments with organic mission figs, pink rock salt, and cane sugar. Each batch of water kefir is brewed in small batches in Portland, Oregon. Currently, Goodwolf's water kefir is bottled in 12-ounce glass bottles, featuring labels with company's uniquely colorful logo indicating specific flavors on a dark amber bottle, as well as a twist-off cap. The company also produces small kegs of water kefir.



GOOD WOLF WATER KEFIR
COCONUT LIME
GOOD WOLF WATER KEFIR
HIBISCUS BLOOM
GOOD WOLF WATER KEFIR
GINGER LEMON
GOOD WOLF WATER KEFIR
TURMERIC GOLD



Before enjoying, consumers are encouraged to tilt the bottles to mix the contents. Bottles are also meant to be kept refrigerated and have a shelf life of six months. Goodwolf currently offers its water kefir in four different flavors, each of which is non-dairy and ranges from 30 to 35 calories with 7 to 9 grams of sugar per bottle. Currently available flavors include:



GOOD WOLF
WATER KEFIR
HIBISCUS BLOOM

Hibiscus Bloom
A flowery combination of lavender, rose, and hibiscus

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), lemon juice*, apple cider vinegar*, hibiscus*, lavender*, rose*, elderberry*, passionflower*. *Organic



GOOD WOLF
WATER KEFIR
GINGER LEMON

Ginger Lemon
Cold-pressed with organic lemon and lime for a spicy, crisp flavor

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), lemon juice*, apple cider vinegar*, fresh pressed ginger juice*, lime juice*. *Organic



GOOD WOLF
WATER KEFIR
COCONUT LIME

Coconut Lime
Coconut and lime give this flavor a tropical feel

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), coconut water*, lime juice*, coconut extract*. *Organic. Contains: Coconut.



GOOD WOLF
WATER KEFIR
TURMERIC GOLD

Turmeric Gold
Pineapple + turmeric + ginger = it just works, trust us

Ingredients: raw water kefir (purified water, kefir cultures, cane sugar*, mission figs*), lemon juice*, pineapple juice*, fresh pressed ginger juice*, Hawaiian turmeric*, apple cider vinegar*, plack pepper*. *Organic



 

Use of Proceeds



The company anticipates capital allocations to the following categories:

Campaign Marketing

Funds allotted to campaign marketing include reimbursements for targeted ads on Instagram and other social media platforms.

General Marketing

Capital allocated to general marketing will help fund introductory promotional spend in new store location launches as well as in-store promotions and demos.

Research and Development

As the company continues to work on new products, it will use funds to cover the cost of raw ingredients and production. This includes the continued development of a future flavor, anticipated for launch in Q3 2020.

Equipment Purchases

In order to help increase productivity, the company hopes to upgrade its bottling line equipment.

General Working Capital

The company plans to use funds allocated to general working capital to support the purchase of raw goods and supplies, as well as operating costs such as organic recertification.

New Account Warehouse Slotting

Goodwolf plans to use new account warehouse slotting funds to expand to new distribution centers that do not carry the company's products.

Intermediary Fees

This allocation includes fees related to launching the crowdfunding raise, including legal and MicroVentures related fees.

Product Roadmap

The company plans to develop and launch two new flavors of water kefir over the next year:

Habanero Fire (Q1 2020)	Sixth New Flavor (Q3 2020)
A slightly spicy take on water kefir Ingredients include: raw water kefir, organic lemon juice, organic ginger juice, organic apple cider vinegar, organic cayenne pepper, and organic habanero pepper	Goodwolf plans to launch its sixth flavor of water kefir in Q3 of 2020. The flavor is currently in research and development.

In addition to the flavors listed above, the company plans to continue developing limited edition and seasonal keg varieties.

In the future, Goodwolf hopes to build an open-ended lifestyle brand, which leaves open the possibility of multiple line extensions beyond water kefir into various categories as the company grows and evolves. These categories could include cold pressed hemp juice products, innovative wellness products, and frozen products.



Business Model

Currently, Goodwolf sells its products directly to distributors and retailers. The company produces each bottle of water kefir for roughly $1.00, selling each unit to distributors for $1.70 and to retailers for $2.20.

By percentage, the company sells roughly 90% of its units to distributors with the remaining 10% going straight to retailers.

USER TRACTION

In 2019, Goodwolf competed in the Natural Products Expo East Pitch Slam, winning first place for the best pitch at the event. The expo, which had an attendance of over 29,000, featured over 1,550 brands.[iv]



In 2019, the company sold 67,800 units to distributors and retailers. Currently, the company is available in 138 locations across Oregon, Washington, Hawaii, South Carolina, Montana, Idaho, and Ohio. To distribute its products, the company has formed relationships with the following distributors:

- United Natural Foods (UNFI) – largest publicly traded wholesale distributor delivering healthier food options to people throughout the U.S. and Canada. UNFI currently distributes over 110,000 products to 43,000 customers.[v]
- KeHE Distributors – Illinois-based company distributing over 70,000 products to over 12,000 customers, including 23 of the 50 largest national retailers.[vi]





The company's products are also sold online through a partnership Azure Standard, a web-based natural food distributor.

HISTORICAL FINANCIALS

Since its inception in October 2016, Goodwolf has generated $299,566 in revenue. In January 2020 alone, the company generated $10,302. In 2019, the company generated revenue totaling $156,273, an increase of 78% over 2018. In 2017, the first year the company began selling its product, it generated $45,152 of revenue. Revenue peaked in Q2 and Q3 of 2019 due to the launch of distribution in Hawaii, as well as wholesale product sales to an Ohio-based retailer. The company achieved gross margins of ~36.7% in 2019, an improvement from 2018 gross margins of ~32.6%.



Since inception, Goodwolf has incurred expenses totaling $340,421. In 2019, Goodwolf incurred expenses totaling $179,160, an increase of 106% over 2018 expenses of $87,161. In Q1 2019, expenses spiked due to an increase in cost of goods sold related to increased sales, as well as increased marketing and professional services fees. In January 2020, the company incurred expenses of $22,863, higher than its monthly expense averages for 2019, due to increases in rent, professional services fees, and cost of goods sold related to ingredients.





Goodwolf's expenses over the last two years can be broken down into the following categories:

2018 Expenses ($87,161)

- Cost of Goods Sold – $59,229 (68%)

- Advertising and Marketing – $2,519 (3%)

- Rent – $7,292 (8%)

- Interest – $6,690 (8%)

- Subcontractors – $2,107 (2%)

- Supplies – $931 (1%)

- Travel – $1,954 (2%)

- Other – $6,438 (7%)

2019 Expenses ($179,160)

- Cost of Goods Sold – $91,088 (51%)

- Advertising and Marketing – $11,919 (7%)

- Rent – $27,945 (16%)

- Interest – $7,022 (4%)

- Subcontractors – $9,151 (5%)

- Supplies – $7,063 (4%)

- Travel – $4,127 (2%)

- Utilities – $5,805 (3%)

- Other – $15,040 (8%)

In general, expenses increased in 2019 as a product of increasing growth. In 2019, the company also moved from a shared community kitchen, leasing its own space to support increased production. In addition, the company attended more trade shows, which increased travel and advertising expenses.





Since inception, the company has incurred a net loss of $40,856. In 2019, Goodwolf incurred a net loss of $22,887 after achieving profitability in 2018. In Q1 2019, Goodwolf experienced a spike in net loss, due to an increase in cost of goods sold related to increased sales, as well as increased marketing and professional services fees. In 2019, the company averaged a monthly burn rate of $1,103. In the first month of 2020, the company incurred a net loss of $12,561. As of February 2020, the company had $994 of cash on hand. As a result of low cash on hand, the founder plans to fund the company until the conclusion of the crowdfunding raise.



INDUSTRY AND MARKET ANALYSIS

Goodwolf's line of water kefir beverages is based upon fermented water kefir grains. According to Technavio, the global fermented food and beverage industry is projected to grow over $340 billion during the forecast period of 2018 to 2022. The research firm estimates that the sector will grow at a compounded annual growth rate (CAGR) of almost 6% over the five-year period. Technavio notes that the introduction of new products will continue to drive fermented food and drinks market. The demand for cultured dairy products is rising globally, led by new products development, improved taste and versatility, and high marketing support. This will propel the overall fermented food and drinks market size. Also, several vendors have launched, or are planning to launch, new


variants of yogurt, cream cheese, kombucha, beer, kefir, and cottage cheese, during the forecast period. These new product launches will further boost the fermented food and drinks market growth.[vii]

Goodwolf also competes more narrowly within the kefir industry. Market Research Future estimates that the global kefir market will reach $2.89 billion by the end of 2024, growing at a CAGR of 6.07% between 2019 and 2024. The kefir market in North America is expected to dominate the global market, due to the increased awareness about the health benefits offered by kefir among consumers. Additionally, the high disposable income in the region is anticipated to boost the growth of the market. The Asia-Pacific segment is projected to register the highest CAGR in the global kefir market, due to increasing disposable income. Moreover, the changing lifestyle and food habits of the consumers in the region is anticipated to foster industry growth. The global kefir market among the rest of the world is expected to grow at a steady rate due to growing awareness regarding the benefits of probiotic food products among consumers in many countries of South America such as Argentina and Brazil.[viii]

Consumers may also seek out fermented foods as a way to introduce more probiotics to their diet. According to Hartman Group, 39% of consumers are adding more probiotics to their diets. Increasing awareness of the link between gut health and overall health may also drive demand for fermented options. Digestive health now ranks third among the most sought-after benefits from foods and drinks—just ahead of heart health, according to the International Food Information Council's 2019 Health & Nutrition Survey. Further, 58% of consumers link the microbiome to weight management, 57% associate it with energy levels, and 56% make a connection to mental well-being, according to the HealthFocus 2019 U.S. Consumer Trends Survey.[ix]

It appears that restaurants are looking to capitalize on the projected growth of the fermented food and beverage industry. According to Datassential's *MenuTrends*, the term "fermented" grew 46% on U.S. restaurant menus over the past four years; kombucha was up 226%; kefir, +101%; kimchi, +92%; and pickled, +55%.[x]

In 2019, the beverage companies received $2.66 billion of venture capital investment across 514 deals. The industry saw a record year in 2018, in which $3.35 billion was received across 620 deal, both 11-year highs. Since 2009, the industry has accounted for $12.36 billion of investment across 3,931 deals. Other notable industry information over the last 11 years includes:[xi]

- Median deal size of $1.05 million in 2019, an 11-year high
- Median pre-money valuation of $8.43 million in 2019, a 54.4% increase from 2018
- Has eclipsed $1 billion in venture funding in four of the last five years





The Water Kefir People: Founded in 2014, The Water Kefir People is an Oregon-based provider of bottled water kefir. The company began at a small farmer's market in Hawaii, eventually moving production to the Pacific Northwest. The company offers six different flavors of water kefir: dragon fruit, hibiscus rose hip, lavender blueberry, original root beer, strawberry basil, and turmeric ginger. Each of the company's products are organic, gluten free, dairy-free, and added sugar free.[xii] Currently, The Water Kefir People's products are available in over 50 locations across California, Oregon, and Washington.[xiii]

Driftwest Water Kefir: Started in 2016, Driftwest Water Kefir is a Portland, Oregon company producing canned water kefir. Driftwest Water Kefir is currently available in three flavors: grapefruit tangerine, cranberry grape raspberry, and guava mango passionfruit. Depending on the flavor, 12-ounce cans range from 40 to 45 calories. Driftwest's products are naturally vegan, as well as gluten, dairy, and caffeine-free. Currently, the company's water kefir products are available in 40 locations across Oregon and Washington.[xiv]

Lifeway Foods (NASDAQ: LWAY): Founded in 1986, Lifeway Foods is an Illinois-based health food company selling an array of kefir products. Lifeway offers consumers several milk kefir products, including low fat, nonfat, seasonal, traditional, organic, and plant-based vegan options. The company also offers frozen kefir, cheese, and supplements, as well as kefir products for kids. In 2018, the company generated $103.4 million in revenue, down 13.1% from 2017 revenue of $118.9 million. The company incurred a net loss of $3.1 million in 2018 and incurred a net loss of $526,000 in 2017.[xv]

KeVita: Founded in 2009 by an organic winemaker and a holistic nutritionist, KeVita is a California-based producer of probiotic beverages. Currently, KeVita offers three main product lines: sparkling probiotic drinks, Master Brew Kombucha, and apple cider vinegar tonics. KeVita's sparkling probiotic drinks are fermented with the company's water kefir culture and are currently available in 10 flavors.[xvi] Every KeVita product is non-GMO verified, kosher, and dairy-free. In November 2016, KeVita was acquired by PepsiCo for an undisclosed sum. Per the terms of the acquisition, KeVita continues to operate independently with its production and bottling facilities in California.[xvii]

EXECUTIVE TEAM



Keenan Smith, Founder and CEO: Keenan founded Goodwolf in October 2016, and currently serves as the company's CEO. When Keenan founded Goodwolf, he had already been in the natural products space for almost two decades. His experience includes working as a broker, helping to launch and build brands. He also worked as a sales manager, both regionally and nationally, handling planning and presentations for retailers. These experiences helped Keenan develop a 360-degree view of the industry, working with distributors and retailers while gaining knowledge of how to execute at shelf. Keenan currently resides in Portland Oregon, along with his wife Nicole, and their two daughters Atalaya and Sequoia.



PAST FINANCING

Round	Date	Security	Amount	Valuation Cap	Interest Rate	Discount
Friends and Family	Dec. 2018 – Dec. 2019	Convertible Note	$81,200	$1,000,000	5%	15%

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $1,000,000
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $1,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

New Hope Network: Goodwolf awarded Pitch Slam win at Expo East 2019
Williamette Week: A Guide to Kombucha-Adjacent Beverages
BevNet: Review: Goodwolf Water Kefir Gets a New Look
FoodBusinessNews: Emerging trends and innovations at Natural Products Expo East

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6567126/

[ii] https://www.ift.org/news-and-publications/food-technology-magazine/issues/2019/november/columns/favoring-fermented

[iii] https://www.healthline.com/nutrition/water-kefir#dairy-free-and-vegan

[iv] https://www.expoeast.com/content/dam/Informa/npe-west/npe-fresh-ideas/en/pdf/EE19_PostShowPressRelease.pdf



[v] https://ir.unfi.com/home/default.aspx

[vi] https://www.kehe.com/wp-content/uploads/2018/09/Company-Overview-Updated-9-13-18.pdf

[vii] https://www.technavio.com/report/global-fermented-food-amp-drinks-market-analysis-share-2018

[viii] https://www.marketresearchfuture.com/reports/kefir-market-4367

[ix] https://www.ift.org/news-and-publications/food-technology-magazine/issues/2019/november/columns/favoring-fermented

[x] https://www.ift.org/news-and-publications/food-technology-magazine/issues/2019/november/columns/favoring-fermented

[xi] Pitchbook Data, as of February 11th, 2020

[xii] https://www.thewaterkefirpeople.com/ourwaterkefir

[xiii] https://www.thewaterkefirpeople.com/stockists

[xiv] https://driftwestkefir.com/

[xv] https://www.sec.gov/Archives/edgar/data/814586/000168316819001051/lifeway_10k-123118.htm#a11

[xvi] https://www.kevita.com/products/sparkling-probiotic-drink/

[xvii] https://www.pepsico.com/news/press-release/pepsico-announces-definitive-agreement-to-acquire-kevita-a-leader-in-fermented-p11222016

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Goodwolf Feeding Company
7715 NE 33rd Dr Ste D, Portland, OR 97211

Ladies and Gentlemen:

The undersigned understands that Goodwolf Feeding Company, a Corporation organized under the laws of Oregon (the "Company"), is offering up to $107,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated May 15, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific time on June 22, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Oregon, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

2

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Dispute Resolution.

a) General Rule.
Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Portland Oregon unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.
Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to conflict of law principles thereof.

14. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Goodwolf Feeding Company 7715 NE 33rd Dr Ste D Portland, OR 97211 Attention: Joseph Keenan Smith
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS]

	[E-MAIL ADDRESS]

17. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

19. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

20. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____ |
| Name: |

| **PURCHASER (if an entity):** |
| _____ |
| Legal Name of Entity |
| By_____ |
| Name: |
| Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Goodwolf Feeding Company** |
| By_____ |
| Name: |
| Title: |

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Goodwolf Feeding Company

CROWD NOTE

FOR VALUE RECEIVED, Goodwolf Feeding Company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is June 22, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written

consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Oregon as applied to other instruments made by Oregon residents to be performed entirely within the state of Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Portland, Oregon unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



GOODWOLF FEEDING CO.

PORTLAND OR



GOODWOLF WATER KEFIR
PRE-SEED ROUND

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.





GOOD WOLF WATER KEFIR
GINGER LEMON
GOOD WOLF WATER KEFIR
HIBISCUS BLOOM
GOOD WOLF WATER KEFIR
TURMERIC GOLD
GOOD WOLF WATER KEFIR
COCONUT LIME

- TRADITIONALLY FERMENTED
- APPROACHABLE, LIGHT TASTE
- DESIGN-FORWARD





USDA ORGANIC

100% Cold Pressed Juice

Goodwolf Water Kefir is a delicious, sparkling and probiotic drink. We ferment in small batches and flavor with 100% organic cold-pressed juice. It's like kombucha, but less sour and less yeasty, which we believe makes it approachable to a broader demographic. The result is a low-calorie, low-sugar beverage that's good for your gut and delicious.



GOOD WOLF GOOD WOLF

Why Water Kefir?



Beautiful, clean Kefir Crystals

- Traditional fermented drink made with water and a symbiotic culture of bacteria and yeasts (SCOBY)

- Contains probiotics as well as prebiotics, believed to be beneficial for good gut health[1]

- 3-day fermentation versus kombucha that takes 7 – 14 days to ferment

- Established customer audience internationally as part of the Fermented Beverage Market[2]

1 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6567126/
2 https://www.researchandmarkets.com/reports/4431931/global-fermented-beverages-market-size-market

Target Audience*



Baby Boomers 22.2%

Gen Z 8.1%

Gen X 32.3%

Millennials 37.4%

- $42,000 - $85,000 Annual income

- 66% Female

- 34% Male





Channel Strategy

Grocery/Retail – Institutional/Corporate – Alternative Channels – On-Premise – D2C

*Based on Goodwolf's Instagram audience and Founder's observations of various Kombuchas brands over the years as a broker.

Product Roadmap

Over the past two years, we've grown organically; brewing, bottling, labelling and delivering each bottle by hand. Just last year we were able to move into our own dedicated microbrewing facility to begin increasing production.

In 2019, Goodwolf accomplished a majority of our rebranding, labelling, and packing changes to a state we're currently happy with.

In 2020, we plan to add two additional flavors to our current four lineup. One in Spring 2020 and another in Fall 2020. We've been experimenting with flavors such as our latest "Habanero Fire".

Our larger goal is building an open-ended lifestyle brand, Goodwolf Feeding Company, which leaves open the possibility of multiple line extensions in various categories as our company evolves.

The Team



Keenan Smith – Founder with two decades of experience in the natural products industry. Keenan has worked as a broker, sales manager and at retail level.



Russell Drummond – Systems-oriented Operations Manager with an engineering background.



Yin Yang Naturals – Broker Partner, all west Coast



UNFI Next – Distribution Partner

Use of Proceeds





Goodwolf Feeding Co. is currently in a high growth stage. Having acquired some funding as well as broker representation in 2019, we are looking to open distribution to several new, high-volume, anchor chains across the West Coast in 2020. We anticipate these chains will be serviced by KeHe and UNFI, distributors we added in 2019 and 2020. Funds will be primarily be used to continue to produce Goodwolf Water Kefir and cover the cost of entry into new stores through this high growth period in 2020.

THE ONE WHO WINS

IS THE ONE YOU FEED.

Thank you!

Goodwolf Feeding Co.

www.drinkgoodwolf.com
Instagram: @drinkgoodwolf



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,



Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



EXHIBIT F
Video Transcript



Goodwolf Feeding Company
Video Script

Hi, I'm Keenan. I'm the creator of Goodwolf water kefir, a probiotic sparkling beverage company based in Portland, Oregon. I have almost two decades of experience working as a broker and sales manager in the natural food world. I spent years working with distributors and retailers, building relationships and helping to launch and grow some really great brands. But eventually I decided that I wanted to put my time and energy into my own creation, and Goodwolf was born.

Goodwolf is a water kefir drink, similar to kombucha but generally less sour, almost like a bridge between kombucha and sparkling water. We traditionally ferment live kefir crystals and flavor them with organic cold-pressed juice and the result is a really tasty drink that's incredibly healthy and refreshing.

Water kefir contains pre-biotics and probiotics that are great gut health, which has been linked to overall positive mental health. During our acceptance speech at the Expo East Pitch Slam competition, we announced our social mission to address not only mental health, but the addiction and homelessness that often comes with it. I've seen friends and family battling with these issues experienced and I've also experienced my own depression and anxiety, so it's very important to me We're already working toward addressing these issues here in Portland, with the help of a friend and doctor from a local non-profit that works with those affected in our local community. Our aim is to create a brand identity and integrated mission that addresses these issues in a thoughtful and effective way.

Over the past two years we've grown Goodwolf organically, having brewed, filled, labelled, sold and delivered every bottle by hand. Last year we moved into our own microbrewery space, purchased new brewing and bottling equipment, and refreshed our branding. We recently signed on with two of the largest natural products distributors, KeHE and UNFI. Over the past few months we've expanded outside of our home region, shipping pallets from Ohio to Oahu, and we've also partnered with a national brokerage. We were just approved to launch Goodwolf in Whole Foods and we presented at Kroger's annual Innovation Summit.

We currently have 4 unique and on-trend flavors and have 2 new flavors coming in early 2020! Our larger goal is building an open-ended lifestyle brand, Goodwolf Feeding Company, which leaves open the possibility of multiple line extensions in various categories as our company evolves. There's a lot going on, lot to be excited about, but we really need some support!

We are still doing most of the labor by hand and we need to streamline our production, purchase better equipment and bring on additional staff to continue growing.

That's why we've launched our pre-seed root raise on the MicroVentures platform. We need your help as we pursue and promote our expansion into new retail regions. This crowdfunding round is your opportunity to contribute directly to supporting Goodwolf.

With your support and our industry experience, we are preparing for what we believe will be quick and strategic growth in 2020 and beyond. Thank you and Feed the Goodwolf! It's good!

EXHIBIT G
Webinar Transcript



Goodwolf Webinar Transcription
May 13, 2020

Brett: Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from Goodwolf, the makers of a line of organic Water Kefir beverages. We are joined today by their founder and CEO, Keenan Smith. Keenan founded Goodwolf in October 2016 and currently serves as the company CEO. When Keenan founded Goodwolf, he had already been in the natural product space for almost two decades. His experience includes working as a broker, helping to launch and build brands. He also worked as a sales manager, both regionally and nationally, handling planning and presentations for retailers. These experiences helped Keenan develop a 360 degree view of the industry, working with distributors and retailers while gaining knowledge of how to execute at the shelf. Keenan currently resides in Portland, Oregon along with his wife, Nicole, and their two daughters, [Atelia 00:01:01] and [Sequoia 00:01:01]. How are you doing today Keenan?

Keenan: I'm doing well. Thanks for having me on. Thank you everybody for tuning in.

Brett: Yeah, thanks for joining us and thank you all too for joining as well. Real quick before we get started, the format for today, Keenan's going to spend about 10 minutes or so going through the presentation for Goodwolf. Hopefully you guys can all see the front page of that pitch deck on your screen where it mentions Goodwolf Water Kefir for a pre-seed round. And during that presentation we encourage you to send in questions. If you go over to the go to webinar control panel you should see a tab titled Questions, and you can submit any questions that you have there. Feel free to send that during the presentation. They won't interrupt Keenan, and they'll just go to me. And then when we get to the end of the presentation, we'll open up the floor for Q&A and I'll moderate some questions to Keenan, and we'll go from there. So with that, Keenan, I'll let you take it away and introduce everyone to Goodwolf.

Keenan: Cool. Thanks so much. And again, thanks everyone and let's all breathe a deep sigh of relief that this is not a Zoom video call. So nice and refreshing. I'm sure we're all sick of those by now. But yeah, so Goodwolf Feeding Company is our company. Our flagship product is Goodwolf Water Kefir. It is a probiotic sparkling drink similar to Kombucha, but generally less sour, less than vinegary, none of the floaty yeasty stuff that you would find in a Kombucha product. We like to think of it as a more approachable drink to get people drinking the healthy probiotics, kind of like a bridge between sparkling water and Kombucha, two very hot categories. Let's see if I can figure this out for me. Sorry, I'm trying to change the picture. Here we go.

Okay. Legal notice; we're moving on. So we traditionally ferment Goodwolf. What that means is that some of our competitors out there in the marketplace add what's called exogenous probiotics. So they're taking the product, they either pasteurize it to put it in a can. Some of the bottled stuff is even pasteurized. We actually traditionally ferment this with living Kefir for crystals. So there's no added probiotic and that puts us in a good position in terms of relating to customers in the stores. It's a good point, a good selling point for us. Again, we have the approachable-like taste, design forward approach. So we didn't want to come out like any other Kombucha product, kind of with the yoga, super spiritual marketing and vibe. We're going for a little bit of a challenger brand approach.

And you can see we have the four flavors here. All SKUs are certified organic. We have our Ginger Lemon. We're using cold pressed organic ginger juice. We're using cold pressed, organic lemon and lime. Hibiscus Bloom is a blend, very floral blend of hibiscus petals, rose petals, passionflower, elderberry, lavender. Very nice. Turmeric Gold is one of our most popular talk in organic turmeric, organic cold press, ginger, black pepper, lemon. And then Coconut Lime is just coconut and lime. We just launched our fifth SKU, which is not shown here in this lineup. This is brand new and is the Habanero Fire. Also, USDA certified organic. With that one, we're going for like a vampire killer, fire cider which is really good for this current cold season and flu virus that's going around. We're talking habanero, cayenne, apple cider vinegar, cold press ginger, lemon. Perfectly spicy. It's really good, and it's been a hit so far.

Here you can see a picture on the slide of the clean Kefir crystals. So it's a SCOBY, a symbiotic culture of bacteria and yeast, similar to Kombucha again, but it happens to contain prebiotics as well as probiotics. There's a lot of

information around gut health, the microbiome being connected to your overall health, your immunity, your mental health. So we're really leaning into that. One of the things that sets us apart from Kombucha in terms of the production method is that it's a short turnaround. It's a three day fermentation versus a Kombucha, which can take one or two, even up to four weeks. Kombucha also has a tea in it, so it has caffeine, which limits some consumers. Water Kefir happens to not contain any caffeine.

Okay. Yeah, so it's trending, actually the number two "Kombucha" in SPINS data, it's actually a Water Kefir. It's a company called KeVita, which was acquired by Pepsi. But it's actually Water Kefir. It doesn't say it on the front of the bottle. It says probiotics, sparkling drink, but they're actually a Water Kefir product and they're starting to rebrand. We're seeing more and more Water Kefirs come onto the market. Our target audience, kind of what you would assume, millennials, Gen X, some baby boomers, my in-laws in Tampa, and they're 60. They love it. They order it online and get it delivered. They won't touch Kombucha by the way, they'll drink sparkling water. They mainly drink Sweet Leaf Tea and Coke, but they love Goodwolf.

Channel strategy. We're heavy in grocery and retail, which is good for us right now. We had started leaning away and in some more institutional corporate campuses, coffee shops. That stuff has come to a halt with the COVID situation. And so we're thankful that we did lean heavy on that. My background was in the retail space. So just since we launched the campaign, we've actually opened up some major retailers in Southern California, Mother's Market, Erewhon, Lassens to name a few. Also, we launched Good Eggs, which is a delivery service in Northern California, which is doing really well right now. We just launched them, opened up three new distribution centers in two of the leading ... well the top two natural products distributors, KeHe and UNFI. We opened up all with DCs. So, things are moving along.

We've got our brokers out working still and we're continuing to see, even during this situation, more and more new placements. I guess people are still shopping at grocery stores, obviously. So yeah, over the past two years we've grown organically. We haven't taken much money in. We've kept it very thin and organic. We really do everything by hand still. Of course, we need to upgrade that as we're growing. There are some streamlining that we can do. But yeah, we just rebranded last year, got a new bottle, new packaging. We're adding new flavors. We also just launched a seasonal SKU, which is our Tulsi Rose Lemonade, which is going to be a direct exclusive for a local chain here in Portland called Green Zebra.

And yeah, we really want to make it an open-ended lifestyle brand, leaving it wide open for the Goodwolf Feeding Company, which by the way, I just want to tell this really quick and my apologies if I go over Brett, but if anyone's not familiar with the popular parable or legend of the two wolves, there's a grandfather talking to his grandson telling him inside each person there's a battle going on between two wolves. The good wolf, which represents love, compassion, making good choices, good decisions, eating the right things, drinking the right things like Goodwolf and a bad wolf, making poor decisions, eating unhealthy stuff, anger, greed, all those kinds of things. The grandfather tells the grandson, these two wolves, they fight it out until the end and one of them dies. And the grandson said, "Well, which one dies? Which one wins?"

The one that wins is the one you feed. And so that's what we're all about, Goodwolf Feeding Company. So it's about feeding the good wolf, feeding your better nature. And so that leaves this open-ended for other product lines, other extensions. And yeah, so here's a picture of me. And there's Russell, my operations person. Like I said, we're very lean here. I bottle, I package it. I'm in here every day. What we've done is we've outsourced most of our sales to our broker, Yin Yang Naturals, who I actually used to work with and my wife still works there. But they've done a great job in getting a sense of all kinds of accounts along the West coast. We're part of the UNFI Next program, just for up and coming brands. That's our distribution partner as well as the KeHe I mentioned earlier.

Here is the use of proceeds. We need some new equipment. There's some operating costs going on, some marketing. In launching all these new accounts there's obviously cost associated with it. And that cost has gotten more complicated, although not more difficult, just more complicated. And that you used to be able to run a promotion at the store, get a sale tag up, right? You go into Whole Foods, product was $3.49. Now it's two for five, easy-peasy. And so people would put it in their cart. Well now the discovery process has changed. So we're having to rethink the discovery process.

One of the things we're doing to combat that and to get Goodwolf in the hands of people to try, we've partnered with Green Zebra here locally. We are going to put 600 bottles Goodwolf onto people's online shopping orders. All right, so our cost of goods being around a dollar, that's cheaper than running an ad and we get people full-sized bottles. And that's something that's going to stick with them. For a couple of stickers in there, they order these online groceries, they get a free bottle and they get to try the product and hopefully we create some full time dedicated fans that way. Yeah. So again, the one who wins is the one you feed and we hope you are on board and will help us feed the good wolves. Thank you.

Brett: Thank you Keenan. Real quick, we had a few people join us late, so I just want to remind folks that if you do have questions please submit them under the questions tab and then go to webinar control panel. And we already have some coming in. So the first one is about your manufacturing process. So you mentioned a couple of times that you do this on your own. The question was about whether you use a co-packer, which obviously based on what you said, you don't. But can you talk a little bit about kind of the thinking and the strategy around that? Is it a matter just of funds or is there a strategic reason you feel that doing it in-house and having equipment to do it on your own is better than outsourcing the manufacturing?

Keenan: Sure. So on the side of our bottle, it says small batch. So small batch doesn't mean the company has to stay small, but we want to keep the quality control. So one of the leading Kombucha brands, Health Aid Kombucha, brews all of their Kombucha in two and a half or five gallon glass containers, right? So they just keep the quality control there, maybe they have like 10,000 of them. They just got a huge investment from Coke. So they're a big company, but they have this process. Yes, it's more painstaking. We could create a "Kefir slurry" where we would create this concentrated probiotics slurry, take that to the co-packer, have them mix it up. We're not opposed to co-packing. We like to keep it in house.

We haven't needed to do it so far. We're so efficient that we can just create a pallet of Goodwolf in four to six hours. Why are we going to co-pack? We have our kitchen here. So at our current space, we have the capacity to go from our current bottling size to about a 10X. So there's some room to grow. Once we've outgrown this space, there are some co-packers, some of our competitors are co-packed. We're not completely opposed to it, I think. And I think that yeah, as an investor I would be also interested in that because it would obviously streamline the process, but right now we like keeping the control over the product and keeping it small batch. And [crosstalk 00:14:40] the part, frankly.

Brett: Yeah. And this is just a quick aside from me, because I've actually tried your original four SKUs, and I really loved them all, specifically, the turmeric one. I would love to try to have another sometime soon. But did you teach yourself the process or how did you learn how to do this?

Keenan: So, my family and I were drinking a bunch of Kombucha, like you said, I have two little girls, and we were all drinking Kombucha and there's issues with that, like the caffeine and sometimes it can be kind of sour. But then we started drinking LaCroix and a lot of sparkling water, which has no ... unless you're drinking a Pellegrino, it doesn't even have mineral content. There's nothing functional about it. So we had read Water Kefir was lighter, was similar to Kombucha in the probiotics, the enzymes, all that kind of stuff. We started brewing it in our kitchen. And then in 2016 I was a broker representing other products, other Kombucha companies ... sorry for the beeping. But yeah, so we just started experimenting with it. And yeah, we launched two SKUs originally, the Bloom and the Ginger. And over the last year we launched the other two, the Gold and the Coconut.

Brett: Well, credit to you because they're very delicious.

Keenan: Thank you.

Brett: So, we've got other good questions coming in here. What is the shelf life of the product?

Keenan: Current shelf life is six months. A few things about the product, so on the bottle it says this product may contain less than 0.5% alcohol. That's a mandatory thing for fermented raw product. But what we do to mitigate any alcohol is we keep it cold chain. We're cold force carbonating, we're not bottled conditioning the product generally, so a lot. So some Kombuchas, the probiotic action happens during the initial fermentation. And then you would technically ... it wouldn't even be sizzly if you just drank it right then. It's just basically like still, sweet fermented water. But we cold-force carbonate it rather than bottle conditioning it, which mitigates any alcohol production.

And so as long as the product is kept in the chilled temperature range, the shelf life of six months, and that's what we put on the product. We believe we can take that up. We've done our own in-house a test and even up to a year, it's still tasted good. But we feel six months is safe and if we're selling it directly to consumers locally, they often ask like, "Does it have to stay refrigerated? Can it sit out?" The truth is it can sit out for two or three days and it's fine because we're not bottle conditioning. It'll just bottle condition a little bit and it actually tastes great that way too. Short answer is six months. I'm rambling. Sorry.

Brett:	No, that was helpful. And you mentioned going direct to consumer. This is a question about the other side of the coin. So any discussions yet with Whole Foods or any of the big players?
Keenan:	Yeah, so we just got a-
Brett:	[inaudible 00:18:08]
Keenan:	Oh, go ahead.
Brett:	No. Sorry, I'm not sure who they mean by big players, but maybe you can just talk a bit about the wholesale side of the business.
Keenan:	Yeah. So Whole Foods has approved us for round eight. So we're going to be going into Whole Foods via UNFI distribution. Other big players that are on the map, like I mentioned we just launched into Lassens, and Erewhon, and Mother's down in California. But we also did the Kroger Innovation Summit right before the COVID thing, so we're ... sorry, there's a truck going by here. So we are still waiting for Kroger to roll out their new schematics. I have a great relationship going with my buyer at Kroger Corporate.
	And then we're talking to Safeway through KeHe right now. They just received samples. We are already in Natural Grocers, Vitamin Cottage in the Pacific Northwest and we are presenting to them for a plus out to their 150 stores. Sprouts brought us into their independent stores. Sprouts is right now kind of leading the charge. And they are ... I don't even know how many stores total, 360 stores maybe, but they have a couple of stores in Southern California that are actually independent accounts and can bring items in on their own. Those stores liked Goodwolf so much. They brought them in. So we're technically in Sprouts Farmer's Market, but we're not in Sprouts Global. So that's something that we're also working on with our broker.
Brett:	Got it. And maybe on that note, could you share a little bit about what you see as, especially given your experience being in this business, on that distribution side as sort of an ideal mix between the just the overall distribution strategy? I know you mentioned on-premises as being somewhere you guys had been kind of focused on prior to COVID. Obviously that's sort of slowed some things down there, but in terms of just a mix between direct to consumer, food service, wholesale accounts. There's obviously there's a place where you are today, but the place where you feel like you'd like to be from an ideal standpoint.
Keenan:	Yeah. So we're focusing more and more on that sort of the online shopping piece. So we're in a distributor known as Azure Standard. And Azure Standard ships directly to customers across the United States. It's kind of like a buying club. They don't deliver right to your house, but they deliver to drop points around. And so that's really been picking up since the COVID thing. Just the landscape is changing, the way, like we said, the discovery is changing and more and more of these online retailers. Now you got to look good on Instacart, right?
	But yeah, so I think the retail stuff is still there. We're still going hard on retail and we've shifted our focus away from so much of the institutional thing. Although, we were approved for the Nike World headquarter campus right prior to COVID and we are hoping that as we get into phase two and phase three of the reopening process that we can get that relationship going again. So those are just strategic accounts, right? Those aren't going to make or break a brand, but just being in there, it's obviously a good look, the optics and everything and just the discovery of the people at the Nike headquarters, Adidas headquarters, that kind of thing.
Brett:	Great. And got a question about retail price for one bottle. I know you mentioned that the cost is $1. Maybe you can talk a little bit about retail price and margins.
Keenan:	Sure. So we see Goodwolf landing on the shelf anywhere from $2.99 to $3.49, would be the high end. And that's comparable to all the other brands that are on the shelf. When we run promotions, we usually do two-for-five. We've done some two-for-four deals. So we sell to our distributors. A case costs us around six bucks. These are a six count case. We sell them for around 10 bucks to our distributors. And then the stores have their distributor a margin on there, but then they put roughly a 40% margin and we end up at $2.99 is like the sweet spot for us. That's a what GT Days, Landsat, most stores, KeVita, Health Aid is sometimes a little more than that, but yeah, we're very competitive on pricing. And our margin, which is around 40% will only improve as economies of scale and all that.

Brett:	Got it. And then on a question about caloric content, I don't know if you mentioned that. Can you talk a little bit about, I guess, facts? I know it's certified organic.
Keenan:	Sure. Yeah. Goodwolf is officially categorized as a low-calorie food. So that means each serving, which is one full bottle, by the way. We don't do the split serving thing where we trick you on the back. All of them have under 40 calories, so 35, 30 calories, they're all pretty low sugar, low calorie.
Brett:	Great. And I've got a question about ... I've got a couple left here, so if you have any other questions please submit them now before we wrap up. So this is about moving into the Southeast region. I guess, when do you expect to get there? And I don't know if you've had any discussions with any wholesale accounts about Southeast USA.
Keenan:	Sure. We don't want to spread ourselves too thin. Right now we're targeting the West Coast because it's our backyard. Yeah, so Southeast will likely ... unless interest comes directly from Publix or other retailers down there where we do not have a broker on retainer for the Southeast at this time. However, last year at Expo East in Baltimore, we did win the pitch slam competition. And what that got us is a $10,000 to $20,000 booth at this year's Expo East.
	Hopefully, it still happens. It's still set to go in September in Philadelphia. So I'm hoping that if that goes as it's supposed to go and isn't canceled, we'll have a booth there. There'll be a lot of discovery for those Southeast accounts. We've seen some Southeast accounts ordering accounts all over the country, order from that online distributor I told you about, Azure Standard. So they do have a wholesale branch of that. So we've gotten some random one off natural food stores, small health food stores and that. But yeah, if we launched sprouts that would help that situation. And we'll be looking to Publix. I mean, I'm familiar with the landscape of the South.
	I used to work at the Whole Foods in Atlanta and the Whole Foods in Fort Lauderdale, so I'm familiar with that area and we will eventually get there. Right now we've got to focus on the West. Maybe we move up to the where the population densities are really right now, so we're talking about going. We're going to be shipping products across the country. We want to focus on New York and that area and then hopefully move down the East coast as well.
Brett:	Got it. Yeah. We've got several questions floating in about specific places that you might be. So maybe at the end right before we wrap up, we've got a couple of other questions about that you can kind of just get it. It seems like there's a lot of interest in that product, so you can reiterate where [inaudible 00:27:53] at least online for [inaudible 00:27:55] the places they can get it. So we'll do that before we close here. But it looks like we got about two more. The first, it's about SKU mix. So, can you talk a little bit about what is your best-selling SKU? Do you have all four of the current ones in most of your wholesale accounts or how is that all split up?
Keenan:	Yeah, so most of the wholesale accounts are carrying all four. And then the number one, so SKU ranking is Ginger Lemon, Hibiscus Bloom, Turmeric Gold, and then Coconut Lime. But I will say that I think that's more based on launch time and just time in the market and not so much actual popularity because when we do demos and when we do direct orders, like locally I've seen during the summertime the Coconut Lime is definitely the number one. And then the Turmeric Gold just seems to be the fan favorite constantly. Although it doesn't reflect in the numbers just based on the fact that for one, consumers are really used to liking the Ginger Lemon, Ginger Lime SKUs. That tends to be their favorite, Kombucha SKU and whatnot. So yeah, but official ranking is Ginger, Hibiscus, Turmeric, and then Coconut.
	Habanero Fire is brand new, but we've seen a lot of interest in now we actually got that one placed into the KeHe distributor. Lassens brought that one in, Mother's Market brought it in. We actually don't have ... Well we have a place in a few one-off accounts here in our backyard, but really California has taken a lot of the Habanero right away. So I think that one's going to be a real hit. And I think that it's like the Fire Cider. It seems like these viruses aren't going anywhere, so it's good to have a SKU out there that really speaks to immunity and fighting colds and that kind of stuff. So, I'm anticipating that one to really creep up in the SKU count. It is one of KeVita's top three SKUs. I believe they're Cayenne Cleanse.
Brett:	Great. No, I appreciate that. So for all the people that are looking for products, you can use that as some guidance on which ones to start with. My suggestion would be to try them all. So last question here before we wrap up and this is more on the business side. So I'm going to read it verbatim and then I'm going to have to reframe it given some of the restrictions we're under from regulation perspective. But says, "Hello Keenan. Well, on your achievements so far, so congratulations. How much runway do you think the raise will give you? How many rounds of seed funding do you envisage before series A and what's the timeframe for an exit?

So before Keenan responds, I want to just make people aware that we're not able to disclose any sort of projections in terms of timeline to an exit or IPO. The reg CF that we're raising this under doesn't allow us to share that. But I think one thing you can talk a little bit about Keenan, which may help is just the future fundraising strategy is ... and again this is going to be fairly vague and open-ended, but in terms of what the plans are there moving forward for the company.

Keenan: Sure. So I'm going to answer that with one of my favorite quotes by Naval Ravikant, which is escape competition through authenticity. And so what we don't want to do is just take on ... and maybe investors don't want to hear this and my apologies if this isn't what you wanted to hear, but it's just my truth. We don't want to just take on a ton of capital, spin it, and exit. I worked with brands that did that. They're just seen as disingenuous. Maybe it looks good on paper. So many of them fizzle out. You go from going to a natural products expo and seeing these passionate founders behind the table, and you get excited about these brands, and stores get excited about them, and then a couple of years later, they've sold and you just got these kind of humdrum people behind the booth. We don't want to do that.

I want to keep it real. We want to have a real authentic brand. I think it's one of our best selling points. People identify with our honesty, authenticity, the marketing. We're not trying to be anything that we aren't. And so we're going to raise capital as we need it. Like I said, we're keeping it very lean, so we're not wrapping all of our vehicles in Goodwolf's, and I'm not paying a fat salary, and we're not hiring big CEO. I mean, we're just going to keep it lean and I think it's going to come through, I think, in the end where you're going to see is Goodwolf is just ... This is why we're surviving so well right now, thriving, because we're not out over our skis. We want to play it close and just raise capital as we need it.

I don't have an answer for the series A thing, sounds like even if I did, I wouldn't be able to say it. But the one thing I'll say is that we're passionate, we're authentic, we understand the industry. And maybe we play it slow. Maybe it doesn't make it to the Southeast as quick as it would if we just took on a ton of institutional money and blew it up, and co-packed it, and threw it in the can, and pasteurized it, and added some [inaudible 00:33:35] and probiotics in there, and sugarcoated it. It's a real product. It tastes great. Our formulation is our best IP by far. I think our marketing is number two. And we're going to raise money as we need it and just grow strategically and organically.

Brett: I appreciate that candid response. So, I appreciate that Keenan. So that's going to be it for the Q&A, guys. I want to again, thank everybody who joined and then point you real quickly before we wrap up on the product stuff that we've mentioned. Again, purpose of this webinar is we are in the middle of a crowdfunding campaign. And so if you do have any other questions after we get off of this webinar and for folks who this is being recorded by the way, so we will be posting this to the campaign page, which is on a MicroVentures website. So for anybody who has questions who either didn't get a chance to answer it, or ask it, or it pops up to you later I encourage you to go check out the campaign page there. So I'll give you the direct link. It's app.microventures.com/crowdfunding/goodwolf. I also believe if you go to drinkgoodwolf.com, there's a banner at the top and you click on that, and you can go directly to the page.

Keenan: Correct.

Brett: And it has a lot of information including the pitch deck that Keenan went through, more information on the industry, the use of funds, the terms of the investments. There's a discussion forum down at the bottom and Keenan's been very responsive in answering questions there. So if you want to submit something, you can do so there. And then of course, if you'd like to invest and join because, we encourage you to do so. There's a bright orange Invest button up at the top of that page. And you can click there if you don't already have an account with us. We try to make it easy for you to sign up. You can invest with a credit card and another means.

And yeah, so that's going to be it for us. I guess Keenan, as we promised, we talked about the Southeast, but we had questions about New England, about Chicago, the Midwest. We had a question about international and Germany, whether they can get [inaudible 00:36:11]. I know you've mentioned some of this in the presentation or during the Q&A, but if you can kind of wrap up on what are the best ways for folks to get it or is there an area where they can find information on that? Maybe the website or so...

Keenan: Yup. So if you go to our website, drinkgoodwolf.com we have a "where to find us" page. We have a locator. We try and keep that updated as much as possible as we get reports from our distributors. A lot of those places you mentioned, we're not there yet. We are in the Midwest. We do some direct pallet deals with Jungle Gems, which is a really cool store in Ohio. They bring in pallets to Goodwolf, just two stores, so it's pretty awesome. But you can go to azurestandard.com. And that's also on our website. So Azure standard, if anyone wants to try the product and it's not sold near you, you can go on Azure and see where they ship to and you can actually order individual three packs. I think they might have individual bottles, but they definitely have three packs and six packs. So you can kind of get mixed cases. And those are shipped like I said.

We're here in Portland, Oregon. My in-laws in Tampa ... actually 45 minutes north of Tampa in Spring Hill, Florida, they buy Goodwolf and they have it shipped all the way over there. It takes about 10 days. So it's not Amazon Prime, but you put your order in and it comes cold. There's a truck that pulls up and everybody's waiting like a drop point. So it's a kind of unique thing and we've seen that business actually skyrocket since this whole COVID situation. But yeah, you can go to Azure Standard. Yeah. We're going to be expanding as much as we can and getting into those other regions. As far as international goes, no idea. Absolutely no idea. We get emails. We want to import it, but we haven't really explored that.

And with six months shelf life, I don't know. It's not really on my radar to go international with it at this point. I really just want to focus on our backyard and the United States. I also want to say real quick, we do have a social mission. This didn't come up at all, but I just want to say quickly, we're building on our company social mission around mental health, mental health awareness. We don't have a lot of information on it right now. We didn't want to lead with our social mission and just be sort of a signaling organization. We wanted to really build out a good brand, get the sales up, make sure we have proof of concept, we have good marketing, good products, good distribution, all that. Now we're talking to a local friend and doctor from a nonprofit here in Portland. And we announced that social mission back in September of 2019 at Expo East when we won that pitch slam. But it's something we're passionate about.

It's becoming more and more pertinent with everything that's going on, people being quarantined and everything else. So it's something that we're going to be focusing on ways. We don't have a lot of profit to throw at it. So it's not like we're giving 5% to mental health. It wouldn't be a lot of money and there's not a lot of volunteering we can do around it right now because it's mental health and you sort of need to have a degree in mental health to volunteer. But we're working on ways to articulate that mission and it kind of goes along with feeding the Goodwolf, the gut brain connection, the microbiome, mental health, all that sort of thing. It's implied. But yeah, I just wanted to mention that, that we are a social company as well. Obviously, being certified organic and all of those things helps, but we do have a social mission around mental health that we're articulating at this time.

Brett: I appreciate that. I think that was a great note to end on. So I just want to thank everyone again for taking the time out today. I know with everything going on in the world right now, we don't take it lightly that you chose to invest.

Keenan: Seriously, thank you.

Brett: So, we really appreciate it and that's going to conclude the webinar thing. I want to thank everybody again and I want to wish everyone a great day and great rest of the week.

Keenan: Thanks everyone.

Brett: All right. Be well.

Keenan: All right. Feed the good wolf. See you.